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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                           SCHEIN PHARMACEUTICAL, INC.
                            (Name of Subject Company)


                              WS ACQUISITION CORP.
                          WATSON PHARMACEUTICALS, INC.
                      (Name of Filing Persons -- Offerors)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    806416103
                      (CUSIP Number of Class of Securities)


                                ROBERT C. FUNSTEN
                              WS ACQUISITION CORP.
                        C/O WATSON PHARMACEUTICALS, INC.
                                311 BONNIE CIRCLE
                              CORONA, CA 92880-2882
                                 (909) 270-1400

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of the Bidder)


                                   COPIES TO:
                                 JAMES R. JONES
                                 KEITH A. FLAUM
                               COOLEY GODWARD LLP
                              FIVE PALO ALTO SQUARE
                               3000 EL CAMINO REAL
                               PALO ALTO, CA 94306
                                 (650) 843-5000


                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION                                         AMOUNT OF FILING FEE
------------------------------------------------------------------------------------
$ 644,197,788                                                         $128,839.56
====================================================================================

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 33,035,784 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $19.50 in cash. Such number of Shares represents all of the Shares outstanding as of May 15, 2000.

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                                 SCHEDULE 14D-1                      Page 2 of 8


|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: 128,839.56           Filing Party: WS Acquisition
                                                  Corp. and Watson
                                                  Pharmaceuticals, Inc.
     Form or Registration No.: Schedule TO        Date Filed: June 6, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed by WS Acquisition Corp., a Delaware corporation (the "Purchaser") and Watson Pharmaceuticals, Inc., a Nevada corporation ("Parent"), on June 6, 2000, relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Schein Pharmaceutical, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.50 per Share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     All of the information in the Offer to Purchase and the related Letter of Transmittal, and any other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by the Purchaser or Parent, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.


ITEM 11. ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented as follows:

     On June 21, 2000, Purchaser issued the press release contained in Exhibit
(a)(1)(I) hereto. The information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.


(a)(1)(I)   Press Release dated June 21, 2000 titled "Watson Announces
            Expiration of Hart-Scott Rodino Waiting Period for Schein
            Pharmaceutical Acquisition."
(d)(3) Guaranty dated as of June 2, 2000 by Watson Pharmaceuticals, Inc. in favor of Societe Generale.*
(d)(4)      Put Agreement  dated as of June 2, 2000 by and between  Watson
            Pharmaceuticals,  Inc. and Societe Generale.*


* These items were previously filed on the Schedule TO. This index is amended to reflect the execution dates of Exhibits (d)(3) and (d)(4).

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   June 21, 2000
                                         WATSON PHARMACEUTICALS, INC.


                                         By:    /s/ Robert C. Funsten
                                                --------------------------------
                                         Name:  Robert C. Funsten
                                         Title: Senior Vice President,
                                                General Counsel and Secretary


                                         WS ACQUISITION CORP.


                                         By:    /s/ Robert C. Funsten
                                                --------------------------------
                                         Name:  Robert C. Funsten
                                         Title: Secretary

                                EXHIBIT INDEX

EXHIBIT
  NO.                   DESCRIPTION
-------     -------------------------------------------------------------------

(a)(1)(I) Press Release dated June 21, 2000 titled "Watson Announces Expiration of Hart-Scott Rodino Waiting Period for Schein Pharmaceutical Acquisition."
(d)(3) Guaranty dated as of June 2, 2000 by Watson Pharmaceuticals, Inc. in favor of Societe Generale.*
(d)(4) Put Agreement dated as of June 2, 2000 by and between Watson Pharmaceuticals, Inc. and Societe Generale.*

* These items were previously filed on the Schedule TO. This index is amended to reflect the execution dates of Exhibits (d)(3) and (d)(4).